UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
 ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer
Growing Talent LLC

Legal status of Issuer

 Form
 Limited Liability Company

 Jurisdiction of Organization
 California

 Date of organization
 October 25, 2019

Physical address of Issuer
2440 Mariposa Street, San Francisco, CA, 94110

Website of Issuer
https://growingtalent.org/

Name of Intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of Intermediary
0001751525

SEC file number of Intermediary
007-00167

CRD number, if applicable, of Intermediary
283874

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Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the Offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target Offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum Offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target Offering amount
February 8, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end 2018	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the Issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Rashaan Everett
D91903788D0F4C0...
(Signature)

Rashaan Everett
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Rashaan Everett
D91903788D0F4C0...
(Signature)

Rashaan Everett
(Name)

Manager
(Title)

November 8, 2019

Instructions.

1. The form shall be signed by the Issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)


November 8, 2019

Growing Talent LLC



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)


Growing Talent LLC ("**Growing Talent**", "**GT**", the "**Company**," the "**Issuer**", "**we**," "**us**", or "**our**"), is offering up to $1,070,000.00 worth of Crowd Safe units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as ("**Investors**"). The minimum target offering is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Amount and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C/A (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 8, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the he Regulation Crowdfunding ("**Regulation CF**") by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective Investor must complete the purchase process through the OpenDeal Portal LLC dba Republic (the "**Intermediary**") portal. Investors may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason or no reason at all.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

The Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that the Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect

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management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than one hundred and twenty (120) days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://growingtalent.org/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than three hundred (300) holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic.co/growingtalent

About this Form C/A
You should rely only on the information contained in this Form C/A ("**Form C**"). We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You

should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of this Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate this Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with this Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the exhibits hereto. Each prospective Investor is urged to read this Form C and the exhibits hereto in their entirety.

Growing Talent LLC is a California limited liability company, formed on October 25, 2019.

The Company is located at 2440 Mariposa Street, San Francisco, CA, 94110.

The Company's website is https://growingtalent.org/.

The Company conducts business in California.

A description of our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/growingtalent and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of units of Crowd SAFEs being offered	25,000
Total units of Crowd SAFEs (outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of units of Crowd SAFEs being offered	1,070,000
Total units of Crowd SAFEs outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100
Offering deadline	February 8, 2020

Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 28.

*The quantity of the Securities represented is not inclusive of the commission to the Intermediary, which will result in an increase in the Securities issued and outstanding, proportionally.
+ The Company reserves the right to amend the Minimum investment amount per Investor, in its sole discretion.

This Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The Issuer shall pay to the Intermediary at the conclusion of this Offering a fee consisting of six percent (6%) cash commission based on the amount of investments raised in this Offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive two percent (2%) of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$6,4200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   This includes the six percent (6%) cash commission due to the Intermediary. Additionally, the Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's business and operations are sensitive to general business and economic conditions in the United States.

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. Even though the Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy, and which is insured by the Federal Deposit Insurance Corporation, these adverse conditions could affect the Company's financial condition and the results of its operations.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering is not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company needs to procure funds in addition to the amount raised in this Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of its managers and officers, and the loss of any one of them could affect the Company's business.

In particular, the Company is dependent on Rashaan Everett, who is the Manager and Chief Executive Officer of the Company, Eric Patrick, who is the Chief Operating Officer, and Carl Gantz, who is the Chief Technology Officer. The Company has or intends to enter into employment agreements with Rashaan Everett, Eric Patrick, and Carl Gantz, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Rashaan Everett or any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the Services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

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We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

Our failure to protect our existing intellectual property rights may result in the loss of exclusivity or the right to use our educational modules and software related to cannabis order management, inventory reconciliation, cash management, point of sale, Marijuana Enforcement Tracking Reporting Compliance ("**IP**"). If we do not adequately ensure our freedom to use certain IP, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, and/or be enjoined from using such intellectual property.

We have not conducted formal evaluations to confirm that our IP does not or will not infringe upon the intellectual property rights of third parties. As a result, we cannot be certain that our IP does not or will not infringe upon the intellectual property rights of third parties. If infringement were to occur, our development, manufacturing, sales and distribution of such IP may be disrupted.

Some of our IP is not protected under the relevant intellectual property laws, and, despite our precautions, it may be possible for third parties to obtain and use such intellectual property without authorization. Furthermore, some of the steps we have taken and may take in the future may not prevent misappropriation of our solutions or technologies, particularly in respect of officers and employees who are no longer employed by us.

Any failure to protect our intellectual property rights could impair our ability to use our IP and our brand.

If we fail to protect our intellectual property rights adequately, our competitors might gain access to our IP, and our business might be harmed. In addition, defending our intellectual property rights might entail significant expense. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We may be unable to obtain intellectual property protection for our IP. In addition, our current IP may be challenged by third parties and may not provide us with competitive advantages. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our IP.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

We rely on third-party computer software that may be difficult to replace, or which could cause errors or failures of our service.

We rely on computer software licensed from third parties in order to offer our service, including our database software licensed from Salesforce. This software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this software could significantly increase our expenses and otherwise result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our service which could harm our business.

Evolving regulation of the Internet may affect us adversely.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers' ability to use and share data, potentially reducing demand for CRM solutions and restricting our ability to store, process and share data with our customers. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition or results of operations may be adversely affected.

Damage to the Company's reputation could negatively impact the Company's business, financial condition and results of operations.

The Company's reputation and the quality of the Company's brand is critical to its business and success in existing markets and will be critical to the Company's success as it enter new markets. Any incident that erodes consumer loyalty for the Company's brand could significantly reduce its value and damage the Company's business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to the Company's interests or may be inaccurate, each of which may harm the Company's performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect the Company's business.

The Company's business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order

13

to do so. A breach in the security of the Company's information technology systems or those of the Company's service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

We may in the future rely on licensees or franchisees for the operation of licensed or franchised technology, and we may have limited control with respect to the operations of licensed or franchised technology, which could impact our business adversely.

We may in the future rely on licensees or franchisees and the manner in which they operate under such licensees or franchise to develop and promote our business. Generally, our licensees are required to operate according to the specific guidelines we set forth that are essential to maintaining brand integrity and reputation as well as in accordance with all laws and regulations applicable to our Company's business plan. We cannot give assurance that there will not be differences in product and service quality, operations, marketing or profitably or that there will be adherence to all of our guidelines and applicable laws when licensees or franchisees execute on our Company's business plan.

Changes in government regulation of social equity programs could adversely impact our business.

The Company's customer base consists of persons of color receiving training through the Company's social equity incubation platform. While a growing number of states have included social equity provisions in their marijuana programs, the way such provisions will be implemented and potentially amended is hard to predict. Modifications to existing requirements or imposition of new requirements or limitations in the marijuana programs could have an adverse impact on the Company's business.

The Company's success is dependent upon the success and regulation of the marijuana industry.

The Company's training and incubation program is directly dependent on the success and regulation of the marijuana industry. The Company may have challenges consistent with the legal conflicts, expenses, complications, and delays often experienced by businesses engaged in the marijuana industry since it is a relatively new industry that may not succeed as a whole, especially if the federal law applicable to the marijuana industry is enforced. In the event that occurs, there may be a significantly reduced market for the Company's products and services. Furthermore, given the novelty of the marijuana industry, there are very few, if any, businesses with business models that the Company can use as guidance for its operations or build upon for success. The early stage of the marijuana industry also means there is very little data or information from competitors for Investors to review and analyze in making their decision whether to invest in the Company. Finally, changes in the marijuana industry could have a negative impact on certain market factors including rental prices, costs of associated real estate expenses, prices of marijuana and marijuana-infused products, supply, cost of inputs, and other key aspects which may impact business of the Company, and ultimately materially affect the financial condition and results of operations of the Company.

The Company's business and operations are subject to evolving regulatory framework in the United States.

The Company's retailers and customers constitute a major portion of the Company's revenue. Such business is regulated under California Proposition 215 (medical) and proposition 64 (recreational). The business success rests on the Company's ability to transition the Company's retailers and customers to from the usage of medical marijuana to recreational marijuana. The Company engages in the practice of advising and assisting the Company's clients to successfully transition into a fully compliant regime.

A change in the Company's corporate structure may result in the Company triggering the provisions of the Investment Company Act, 1940.

At present, the Company has acquired 5% of membership interest units of Good Tree Holdings, LLC, a California limited liability company (the "**Affiliate**"). The Company has also acquired software and software-related assets from the Affiliate. The Company plans to use this software to train persons of color to equip such persons with the business skills to own and operate their respective dispensaries. In the event the Company's corporate structure is modified, for any reason, at a future date, to reflect that the Company is engaging primarily in the business of investing, reinvesting or trading in securities (collectively, the "**Activities**") or holding itself out as being in the business of the Activities, then the Company would be deemed to be an Investment Company under the Investment Company Act, 1940. If such a situation arises, then the Company would be excluded from participating in Regulation Crowdfunding.

The Company's and its Affiliate's customers may indulge in activities which are considered to be illegal under U.S. Federal Law and some state laws.

The Company and its Affiliate engage in the business of training persons of color to equip such persons with business skills to own and operate their own marijuana dispensaries. The activities related to the dispensation of marijuana by the Company's customers, and not the Company, may be found to be in violation of the U.S. federal laws. Marijuana remains illegal as a Schedule I drug under the Controlled Substance Act ("**CSA**"), based upon policies, rules, and regulations of the federal government designating it as a substance which has no safe medical use and a high risk of abuse or misuse. Following enactment of the Agriculture Improvement Act of 2018, the definition of marijuana has been clarified to include cannabis products that contain over 0.3% tetrahydrocannabinol. Unless Congress amends the CSA, it will remain illegal to distribute marijuana under federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana pre-empts state laws that legalize its use, strict enforcement of federal law regarding marijuana would harm the Company's business, prospects, results of operation, reputation, and financial condition. The Company's customers also face the risk of being prosecuted under the federal Racketeer Influenced and Corrupt Organizations statute, state nuisance laws and other U.S. criminal statutes. Additionally, the marijuana related property owned by the Company's customers may be subject to seizure by law enforcement and subsequent civil asset forfeiture.

The customers of the Company and its Affiliate will be faced with unfavorable treatment of marijuana related business under Federal Tax Law.

Internal Revenue Code Section 280E denies all ordinary and necessary business expenses paid or incurred in connection with the sale or trafficking of controlled substances listed on Schedule I or II of the CSA. Currently, 21 USC 812(c)(10) lists marijuana as a Schedule I drug. Furthermore, the courts have held that the sale of marijuana constitutes trafficking, regardless of legality at the state level. Thus, the ordinary and necessary deductions available to most businesses may be denied to marijuana related businesses and may have a material impact on the business operations of the Company and its Affiliate.

The Company's transaction with its Affiliate may attract negative consequences under Federal Tax Law.

The Company has acquired software and software-related assets and membership units from its Affiliate. The Internal Revenue Service may deem the consideration for such acquisition to be in violation of Section 482 of the Internal Revenue Code, which states that exchanges of intangible property among related parties take place at the same prices as would be expected in similar transactions among unrelated parties.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of this Offering.

Unless the Company has agreed to a specific use of the proceeds from this Offering, the Company's management will have considerable discretion over the use of proceeds from this Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors' commitment amounts based on the Company's determination of an Investor's sophistication.

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The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline or to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in this Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as this Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the 1933 Act or state securities laws.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its Target Amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

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Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Series Securities; upon the conversion of the Crowd SAFE to CF Shadow Series Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Series Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Series Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Series Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Securities, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Securities holders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

The Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other

18

investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the Investor. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Investor's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

The Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of the Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per unit paid by new investors in the equity securities. The Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities, and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on the Company's net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities have been paid in full. If the Securities have been converted into CF Shadow Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume that they are guaranteed a return of their investment amount.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES

SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

IN ADDITION TO THE RISKS LISTED ABOVE, THE COMPANY IS SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER, THE RISK FACTORS DISCUSSED ABOVE.

BUSINESS

Description of the Business
The Company is a software-application based platform acting as social equity incubator that provides on-demand training, providing investment capital, compliance training, licensing support, and operations development to people of color disproportionately impacted by the war on drugs. The Company seeks to provide business and technological assistance to verified social equity applicants in exchange for equity partnerships. The Company has developed proprietary retail management software which has assisted cannabis dispensaries with industry-leading features including transportation and cash management.

Business Plan
The Company plans to market its services, integrating its business model with new developers and hiring new personnel to help grow its business. The Company further aims to develop the Company's software footprint by onboarding and training future dispensary owners to operate such software and expand their respective businesses.

The Company's Products and/or Services

Product / Service	Description	Current Market
Training and incubation services	Proprietary platform developed using third-party software. By utilizing the Company's technology, this platform assists persons of color to develop business and leadership skills in the field of cannabis dispensation.	Social equity applicants that are seeking business and technological assistance in exchange for equity partnerships in Los Angeles, Oakland, and San Francisco.

Competition
The markets in which the Company's services are sold are competitive. The Company faces competition from the incubator program developed by Cresco Labs titled 4th MVMT Cresco Labs Hood Incubator One Cannabis.

Customer Base
The Company's customer base comprises verified applicants who are inducted into the Company's social equity incubation program. After the induction, the Company works closely with such applications on their business development skills and provides technological assistance to such applicants so they can start their own cannabis dispensaries successfully.

Intellectual Property
The Company owns Good Tree Social Equity Incubation Training Program, Good Tree Technology Documentation, Good Tree Manual and Good Tree Accounting Policies and Procedures.

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

USE OF PROCEEDS
We plan to use proceeds towards the build-out of our online curriculum, marketing, in-person event programming, on-the-job training, and new hires. We also plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised*
Intermediary Fees	6.00%	$1,500.00	6.00%	$64,200.00
General Marketing	31.00%	$7,750.00	11.22%	$120,000.00
Development of Curriculum/Training Module	18%	$4,406.00	44.46%	$475,800.00
Software Development	20.00%	$5,000.00	19.07%	$204,000.00
General Working Capital	25.00%	$6,250.00	19.25%	$206,000.00
Total	100.00%	$25,000.00	100.00%	$1,070,000.00

*The amounts are rounded to the nearest decimal and are approximations.

The Use of Proceeds chart is not inclusive of payments to financial service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

MANAGERS AND OFFICERS
The managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Rashaan Everett	Manager and Chief Executive Officer	Founder & CEO (October 2019 – Present) Responsibilities include managing the Company's financial and administrative operations, formulating strategy, budgeting, fundraising, marketing operations.	Howard University (B.S. Finance, 2016)

		For the period starting from June 2016 through May 2017, Rashaan worked full time as a Technology Consultant for Accenture. Since May 2017, Rashaan has worked full time for Growing Talent, Good Tree Holdings.	
Carl Gantz	Chief Technology Officer	CTO (October 2019 – Present) Responsibilities include coding, software architecture, technical operations, management of all development efforts. For the period starting from November 8, 2016 through September 2019, Carl has worked as CEO of CannaData Solutions, as well as Data and Research work for UCLA.	University of Colorado-Boulder (B.A. Mathematics & Economics, 2014)
Dr. Eric Patrick,	Chief Operating Officer	COO (October 2019 – Present) Responsibilities include managing the Company's health-based operations. For the period starting from November 8, 2016 through September 2019, Eric has worked as a pharmacist at Children's Health System in Dallas, Texas. From August 3, 3019 till present, Eric has founded and managed Black Market Exchange, LLC, an online platform providing financial education to persons of color.	Howard University (Doctor of Pharmacy, 2011) University of South Florida (B.S. Biomedical Services, 2007)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorneys' fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interest Units
Amount outstanding/Face Value	1,000
Voting Rights	None*
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

*No voting rights apart from those exercised in the event a manager is removed.

Some of the Company's Membership Interest Units ("**Membership Interest Units**") were granted to certain members with the Company receiving monetary compensation as shown below. See "Previous Offerings of Securities" below.

The Company has no outstanding debt.

Ownership

Below the beneficial owners of fifteen percent (15%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership	Capital Contribution
Rashaan Everett	Membership Interest Units	60%	$600
Carl Gantz	Membership Interest Units	25%	$250
Eric Patrick	Membership Interest Units	15%	$150

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Growing Talent LLC ("the Company") was organized on October 25, 2019 under the laws of the State of California, and is headquartered in San Francisco, California. The Company is a social equity incubator that includes in-person and on-demand training providing investment capital, compliance training, licensing support, and operations development to people of color disproportionately impacted by the war on drugs.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of ninety (90) days or less to be cash equivalents. The Company does not currently hold any cash equivalents, however, at some point and at times not currently known, the Company will hold cash equivalents which may or may not pay interest.

Liquidity and Capital Resources
The proceeds from the Offering are essential to the Company's operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of the Company's business strategy. Specifically, all capital raised will be used to cover infrastructure and operational costs. The Company expects to reach profitability within the next three (3) years if not sooner. The cash purchase to financed sale ratio will dictate how long it takes for the Company to reach positive cashflow. The Company will continue to raise capital directly from investors outside this Offering.

Purchase of Assets and Units from the Company's Affiliate
The Company has acquired all of its assets (specifically, Social Equity Incubation, Training Program, Technology Documentation, and Manual and Accounting Policies and Procedures) from Good Tree Holdings, LLC (the "**Affiliate**") pursuant to an Asset and Units Purchase Agreement, dated November 8, 2019 (the "**Asset Agreement**"). Also, pursuant to the Asset Agreement, the Company purchased from the Affiliate five percent (5%) membership interest of the Affiliate. The consideration paid pursuant to the Asset Agreement is $150,000.

Capital Expenditures and Other Obligations
The Company does not intend to make any capital expenditures in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the Securities are priced arbitrarily.

Trends and Uncertainties
After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Membership Interest Units	1,000	$1,000.00	General Working Capital	October 25, 2019	Section 4(a)(2)

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of the Securities for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by the Offering Deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to the Maximum Amount and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment until forty-eight (48) hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

In the event two-times the Minimum Amount is reached prior to February 8, 2020, the Company may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). The Purchasers who committed on or before such notice will have until the 48 hours before the new Offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than 21 days remaining before February 8, 2020.

The Company may only conduct another close before February 8, 2020 if (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and (ii) more than 21 days remain before February 8, 2020.

The Company has agreed to return all funds to the Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review the Company's organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 1,000 Membership Interest Units, all of which are issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $3,750,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.The price (either (a) or (b)) determined immediately above shall be deemed the "**First Financing Price**" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an IPO or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the investor will receive, at the option of the investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of units of capital stock of the Company equal to the Purchase Amount divided by the quotient of (a) $3,750,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) membership units reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than fifty (50%) percent of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of units of the most recently issued preferred securities equal to the Purchase Amount divided by the First Financing Price. Units of preferred securities granted in connection therewith shall have the same liquidation rights and preferences as the units of preferred securities issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred securities then outstanding, all of its assets legally available for distribution with equal priority among the investors, all holders of other Safes (on an as converted basis based on a valuation of common securities as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common securities.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series to the investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any member/equity holder agreements in place. The Company does have an operating agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that an Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to one hundred and eighty (180) days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as

well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten (10) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company has acquired all of its assets (specifically, Social Equity Incubation, Training Program, Technology Documentation, and Manual and Accounting Policies and Procedures) from Good Tree Holdings, LLC (the "**Affiliate**") pursuant to an Asset and Units Purchase Agreement, dated November 8, 2019 (the "**Asset Agreement**"). The Affiliate is a retail partner. The Company trains incubator participants on cannabis dispensary operations then sends them to the Affiliate to open a dispensary. Also, pursuant to the Asset Agreement, the Company purchased from the Affiliate five percent (5%) membership interest of the Affiliate. The consideration paid pursuant to the Asset Agreement is $150,000. The Company and the Affiliate are under the common control of Rashaan Everett, the Manager and CEO of the Company and the Affiliate.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTORS.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C
Financials

Growing Talent LLC

(a California Limited Liability Company)

Unaudited Financial Statements

For Inception October 25, 2019

Reviewed by:



TaxDrop LLC

A New Jersey CPA Group

Financial Statements

Growing Talent LLC

Table of Contents



TaxDrop
CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 7, 2019

To: Board of Directors of Growing Talent LLC
Attn: Rashaan Everett

Re: October 2019 (Inception) Financial Statement Review
Growing Talent LLC

We have reviewed the accompanying financial statements of Growing Talent LLC (the "Company"), which comprise the balance sheet as of October 25, 2019 (Inception) and the related statements of income, equity, and cash flows for the period of October 25, 2019 (Inception), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in the Notes, the enclosed financials represent the results and operations of Growing Talent LLC only. The owners of the Company hold interest in existing businesses that operate in the same or similar industry as Growing Talent LLC. However, a review has not been performed on all potential related parties and no opinion or conclusion has been drawn on any company other than Growing Talent LLC. Our conclusion is not modified with respect to this matter emphasized.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



TaxDrop LLC
A New Jersey CPA Group

GROWING TALENT LLC
BALANCE SHEET
As of October 25, 2019
(Unaudited)

ASSETS

Cash and cash equivalents	$	0
Total Assets	$	0

LIABILITIES AND MEMBERS CAPITAL

Total Liabilities	$	0
Members Capital		
Members' Contributions		1,000
Subscription Receivable		(1,000)
Total Members' Capital	$	0
Total Liabilities and Members' Capital	$	0

2

GROWING TALENT LLC
STATEMENT OF OPERATIONS
From October 25, 2019 (Inception) through October 25, 2019
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross profit		0
Operating expenses:		
General and administrative		0
Sales and marketing		0
Total operating expenses		0
Operating income		0
Net income	$	0

GROWING TALENT LLC
STATEMENT OF MEMBERS' CAPITAL
From October 25, 2019 (Inception) through October 25, 2019
(Unaudited)

	Members' Capital		Subscription Receivable		Retained Earnings		Total Members' Capital	
Balance as of October 25, 2019 (Inception)	$	0	$	0	$	0	$	0
Issuance of membership interest		1,000		(1,000)		0		0
Net income		0		0		0		0
Balance as of October 25, 2019	$	1,000	$	(1,000)	$	0	$	0

GROWING TALENT LLC
STATEMENT OF CASH FLOWS
From October 25, 2019 (Inception) through October 25, 2019
(Unaudited)

Cash flows from operating activities		
Net income	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (decrease) in accrued expenses		0
Net cash used in operating activities		0
Cash flows from investing activities		
Purchase of property and equipment		0
Net cash used in investing activities		0
Cash flows from financing activities		
Issuance of common stock		0
Net cash provided by financing activities		0
Net change in cash and cash equivalents		0
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	0

5

GROWING TALENT, LLC
NOTES TO FINANCIAL STATEMENTS
As of October 25, 2019
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Growing Talent, LLC (which may be referred to as the "Company," "we," "us," or "our"). The Company's franchise model provides individuals applying through the California Social Equity Program, with turnkey solutions and software to operate profitable and compliant dispensaries with the scale and technology to compete. The Company incorporated on October 25, 2019 in the State of California. The Company did not begin operations until 2019.

Since Inception, the Company has relied on funds received from its founders to fund its operations. As of October 25, 2019, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of October 25, 2019, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of October 25, 2019, the Company has $0 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of October 25, 2019, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of October 25, 2019, the Company had recognized no sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

Issuance of Membership

The Company is owned by three investors as of October 25, 2019.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on October 25, 2019 and is in the process of beginning operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering ("The Crowdfunded Offering") up to 1,070,000 Crowd Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $1,070,000 maximum less 6% given to "Republic".

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through November 7, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Company: Growing Talent LLC

Date: _____11 / 06 / 2019_____

TaxDrop LLC
Attn: Alice Cheng, CPA
6 Wycklow Drive
Robbinsville, NJ 08691

Dear Ms. Cheng,

This representation letter is provided in connection with your review of the financial statements of Growing Talent LLC, which comprise the balance sheet as of October 25, 2019 (inception), and the related statements of income, retained earnings, and cash flows for October 25, 2019 and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of _____11 / 06 / 2019_____, the following representations made to you during your review.

Financial Statements

1) We have fulfilled our responsibilities, as set out in the terms of the review engagement letter dated _____11 / 06 / 2019_____, including our responsibility for the preparation and fair presentation of the financial statements.

2) The financial statements referred to above are fairly presented in conformity with U.S. GAAP.

3) We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

4) We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

5) Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

6) Related-party relationships and transactions have been appropriately accounted for and disclosed in accordance with U.S. GAAP.

7) All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed.

8) The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole.

9) The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

10) Material concentrations have been properly disclosed in accordance with U.S. GAAP.

11) Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

Information Provided

12) We have provided you with:

    a)   Access to all information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.

    b)   Additional information that you have requested from us for the purpose of the review.

    c)   Unrestricted access to persons within the Company from whom you determined it necessary to obtain evidence.

1) All material transactions have been recorded in the accounting records and are reflected in the financial statements.

1) We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

2) We have no knowledge of any fraud or suspected fraud that affects the Company and involves—

- Management,
- Employees who have significant roles in internal control, or
- Others where the fraud could have a material effect on the financial statements.

3) We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, analysts, regulators, or others.

4) We have no knowledge of any instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

5) We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

6) We have disclosed to you the identity of the Company's related parties and all the related-party relationships and transactions of which we are aware.

7) The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral except as disclosed.

Signature:

Title:

  Rashaan everett   Ceo

EXHIBIT D

Offering Page found on Intermediary's Portal.



Company Name	Growing Talent

Logo	

Headline	Building the Chick-fil-A of cannabis; franchises in LA, SF, NYC, CHI, and more

**Cover
photo**



Hero Image


CANNABIS TECHNOLOGY ROOTED IN SOCIAL JUSTICE AND EQUITY
High quality cannabis delivered within an hour
Fresh From the Farm
Flower
High quality cannabis delivered within an hour
Fresh From the

Tags

Social Impact, Minority Founders, Tech, Cannabis, Entrepreneurship

Pitch text

Summary

- Growing Talent is a cannabis technology company rooted in social justice
- Proprietary operating system built on Salesforce
- Data from 30,000+ deliveries decreasing average delivery time to ~60 min
- Secured almost $500K in capital to secure properties and build supply chain
- Over $200K MRR with over $3.5M in sales since 2018 for a retail partner
- 7 cannabis licenses in Los Angeles, Oakland, and San Francisco
- As seen in AfroTech, Blavity, New Cannabis Ventures, Benzinga, and more

Problem

Black entrepreneurs don't have resources to take advantage of million-dollar opportunities

The cannabis industry is booming but many businesses are struggling due to poor infrastructure. Moreover, dispensaries owned by people of color are failing to launch in areas where cannabis markets are legal and lucrative due to a lack of resources such as capital, real estate, and technology. **Less than 1 in 5 of dispensary owners are people of color**.



As more and more states legalize cannabis, there is a huge opportunity to cultivate and train entrepreneurs of color, especially those affected by the war on drugs, so they can begin to sell, manage, analyze, and expand their businesses under a nationally recognized brand.

Solution

Growing Talent is designed to create dozens of Black-owned retail stores throughout America

We develop talent through our equity incubator and assists minority business owners, many of which whom have been disproportionately impacted by the war on drugs, in the following areas:

- Licensing support
- Compliance and regulatory training
- Patient care with a focus on medication therapy management
- Property procurement
- Operations and supply chain development
- Secure funding
- Direct-to-consumer marketing



Our systematic approach combined with our proprietary technology increases the efficiency in which equity partners become Good Tree

Owner-Operators, new stores are opened, and place product in customers' hands in record time.

As seen in















Product

World-class, professionally managed cannabis dispensaries

Growing Talent's equity incubator is a turnkey solution to starting a Good Tree dispensary driven by a state of the art operating system. Our intensive training and software guide minority business owners through the entire process from concept to opening their doors similar to franchising opportunities by America's most successful companies including Chick-fil-A, Edward Jones, and McDonald's.

Equity partners become proficient in our operating system deemed "Systems as a Service" which is highly competitive with other cannabis SaaS platforms in that we provide a single solution for various business operations and compliance workflows while others only focus on one or the other.



We've applied our expertise to delivery services which can easily be mirrored in dispensaries. This system assists equity applicants and entrepreneurs in nearly every functional area of business, including but not limited to:

- Point of sale
- Inventory tracking
- Delivery logistics
- Hiring, onboarding, and time-tracking
- Accounting, payroll, and tax preparation
- Compliance management

- Security

We also have a trained pharmacist on our executive team with over 15 years of medication therapy management, accreditation preparedness, operations development.

Through social equity, we're able to provide our technology and mentorship at a fraction of the cost to people of color who otherwise wouldn't have the means to do so.

Traction

Good Tree as a minority-led brand

Our retail partner, Good Tree, is a digitally native vertical brand powering cannabis delivery through our technology and systems. Since its launch in 2018, Good Tree has grown in reputation, talent, and resources.

By the numbers:

- **Over $200K MRR with $3.5M in total revenue** since inception
- **Over 30,000 deliveries with an average delivery time of ~60 minutes** (industry average is 90 minutes at best)
- Serviced **over 5,000 customers in key markets including Long Beach, Los Angeles, Oakland, and San Francisco**
- **Established relationships with cultivators in Emerald Triangle** (Humboldt, Mendocino, and Trinity Counties)

Los Angeles



- **3 licenses** for cultivation, manufacturing, and distribution
- **25,000 sq ft cultivation, manufacturing, and distribution facility** minutes from Staples Center in downtown Los Angeles (Verified Tier 3 Social Equity Incubator)

Oakland



- **1 license** for retail non-storefront delivery

- **1,900 sq ft retail delivery-only shop** minutes from Oakland Coliseum (Verified Social Equity Incubator)

- **Incubating licensed distributor equity partner** providing free rent and technical assistance

San Francisco



- **3 licenses** for manufacturing, distribution, and retail storefront dispensary
- **4,000 sq ft manufacturing, distribution, and retail dispensary** minutes from Chase Center in popular SoMa district (Verified Social Equity Applicant)

 **GOOD TREE**   Products   Blog   About   🔍 Search products   Sign in   **Sign Up**   🛒 Cart ↔

High quality cannabis
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How Growing Talent has helped:

- Pitch deck development that has generated **~$500K to date in funding**
- Package design and manufacturing for branded products
- Access to a pharmacist with over 15 years of adult and pediatric care experience
- Technical support with point of sale, logistics, accounting, compliance, human resources, and more
- Inbound and outbound marketing strategies with expertise in paid advertising
- Licensing and permitting processes in Long Beach, Los Angeles, Oakland, and San Francisco resulting in 7 cannabis licenses throughout the supply chain
- Hiring and onboarding processes as well as opportunities to increase employee retention and decrease turnover resulting in a consistent staff count of 30 drivers and dispatchers other more











Good Tree
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Customers

Future minority business leaders in California, Illinois, Washington DC, Massachusetts, New York, Texas and beyond

Growing Talent can bring a dispensary to your city and state. We help women and people of color, especially those affected by the war on drugs, to navigate the cannabis industry with ease. As a result, we create ecosystems that improve the socio-economic conditions of those communities which create the high potential to build generational wealth that has been nonexistent.



In partnership with Good Tree, equity partners serving as franchised Owner-Operators are the backbone of our business. Growing Talent stands ready to support each equity partner by fostering their dreams. Taking that commitment seriously, we are looking for long-term partners who are a good fit–and we know our Owner-Operators are, too.

Business Model

Turnkey cannabis dispensaries "Good Tree" built on Systems as a Service

We know that many traditional software companies won't allow cannabis operations leaving it up to manual processes to get the job done. Without hi-tech operational systems and integrated technologies, retail dispensary owners will not be able to scale forcing them to be acquired far undervalue, especially people of color.

We offer equity partners access to our operating system, documentation, and equity incubator which allows people to access our online training fully equipped with videos, printables, and online support to accelerate them through our Good Tree franchise program.






Upon completion, graduates become owner-operators and receive help securing property for their business, establishing a supply chain, assistance with administrative tasks, and help in securing the financing they need to launch. Our retail partner, Good Tree Holdings, LLC (d/b/a Good Tree), possesses a strong brand in the marketplace making it easier to open up more stores resulting in direct-to-consumer and debt-based lending revenue all while keeping the entire process equitable. We have a 5% equity interest in Good Tree Holdings, LLC.

Future Good Tree dispensary locations are determined by Good Tree in agreement with Growing Talent based on the goals of both companies and equity partners for system-wide expansion in specifically targeted markets. Below is a list of areas we're targeting in the coming 12-24 months.

- California

  - Los Angeles
  - Oakland
  - Sacramento
  - San Francisco

- Illinois

  - Chicago

- Maryland

  - Baltimore
  - Baltimore County

- Massachusetts

  - Boston

- New York

  - Brooklyn
  - Harlem
  - Queens

- Texas

  - Austin
  - Dallas
  - Houston

Market

Cannabis is now legal in 10 states and growing

Medical and recreational marijuana is a fast-growing and popular market. Medical is now legal in 34 states, while recreational marijuana laws have been passed in 10 and Washington, DC. It is estimated that the **North American cannabis industry will be worth $16B+ by the end of 2019**. This opens doors to thousands of investors and entrepreneurs who are interested in being on the cutting edge of this new industry.



Competition

The only minority-owned cannabis SaaS company with an established brand and incubator

Vision

National Good Tree dispensaries owned and funded by the community

Community re-investment + Generational wealth. Technology has the power to mobilize and restore communities. We aim to expand upon our world-class technology and create new opportunities for minority business leaders to launch and own franchises in their communities. We'll expand to different states and grow our company to focus on real estate, debt-based lending, and innovation.



Investors

Seeking $3.5M to create and develop more minority-owned businesses

Our goal is to raise $3.5M in seed funding ($1.07M of that on Republic) to grow our franchise network and increase our support of local minority entrepreneurs.



Proceeds reflect funds from Republic only

Founders

Rashaan Everett

CHIEF EXECUTIVE OFFICER



Founder and visionary behind multi-million dollar cannabis brand Good Tree

Founded event planning agency generating $250,000 in revenue with clients including Lyft, Ticketmaster, and Redbull

Held positions at Morgan Stanley, Capital One, and Accenture

Finance background

Carl Ganz

CHIEF TECHNOLOGY OFFICER



Founded CannaData, a custom cannabis delivery management software

METRC certification with cannabis track and trace compliance training

Previous statistician and programmer for UCLA's Health Policy Research

Applied mathematics, applications development, and data science backgrounds

Dr. Eric Patrick, PharmD

CHIEF OPERATIONS OFFICER



15+ years of pharmaceutical experience In adult
and pediatric populations

Worked with accreditation and state agencies within
a highly regulated industry

Founded Black Market Exchange, an online financial literacy
platform for minorities with a reach of over 50,000 people

Healthcare background

Team

	Rashaan Everett	Founder and CEO	Founder, Good Tree | Founder, Growing Talent | BS, Finance, Howard University
	Carl Ganz	CTO	Founder, CannaData | METRC Certified | MS, Applied Mathematics, California State University, Northridge | BA, Mathematics & Economics, University of Colorado
	Dr. Eric Patrick, PharmD	COO	Founder, Black Market Exchange | PharmD, Howard University | BS, Biomedical Sciences, University of South Florida

Perks

$250	Good Tree t-shirt.
$500	Previous perk PLUS 1/8th of premium cannabis flower (upon visiting Los Angeles or the Bay Area).
$1,000	Previous perks PLUS social media shoutout across our social media channels.
$5,000	Previous perks PLUS access to Growing Talent's Executive Council, a private group for serious professionals building in the Cannabis industry. Members will have first access to licensing, franchise, and investment opportunities.
$10,000	Access to Advisory Board with invitation only networking reception with investors and entrepreneurs. Priority processing for future franchising opportunities. Priority access to recommend, or own your own dispensary, participate in the development of the company. Direct 1-on-1 access to CEO, our team of attorneys and accountants and ability to influence direction and organization of company.
$15,000	Previous perks PLUS the naming of your own strain.

FAQ

What is Growing Talent?	Growing Talent is a cannabis technology company that utilizes its equity incubator to propel minority entrepreneurs into the cannabis marketplace as a Good Tree owner-operator.
What does Growing Talent do?	Growing Talent utilizes its proprietary operating system and equity incubator to accelerate minority entrepreneurs into the cannabis marketplace under one highly sought after brand, Good Tree.

What should I expect from Growing Talent as a investor?	Expect rapid growth of the Good Tree imprint around the State of California and across the country creating more minority business leaders and generate revenue comparable to Fortune 500 companies with an exit amount in the hundreds of millions.
What does Growing Talent plan to do with the proceeds?	We plan to use proceeds towards replicating our software for every new dispensary created, the build-out of our online curriculum, marketing, in-person event programming, on-the-job training, and new hires.
Why is Growing Talent getting social equity licenses?	The war on drugs has greatly damaged the Black community more than any other community. The same product that has sent many people of color to jail and prison for decades is the same one making our counterparts multi-millionaires. Social equity is a means to right that wrong. In addition, cities and states around the country are awarding cannabis licenses at extremely higher rates to social equity applicants and incubators than general applicants.
Does Growing Talent have any debt?	No, Growing Talent does not possess any debt at this time.
What's the minimum investment amount?	The minimum investment amount is $100.

Why aren't there more minority-led national cannabis brands?

This is a two-part answer. First, cannabis markets are largely determined by the states and the local jurisdictions within them. Moreover, cannabis companies can't transport their products across state lines. In effect, state-licensed businesses are their own entities, so the standard playbook for expansion just isn't available to most brands in the space. There are some brands that have expanded nationally, but consumers may or may not be aware that their products vary from state to state, or even more locally. This is why we strongly believe in quality assurance. Even with companies that have successfully expanded operations to multiple states, an overwhelming failure to invest resources in strong marketing and branding often makes it challenging for licensed producers to gain traction. Secondly, minorities have largely been kept out of the cannabis marketplace due to the war on drugs and resources such as access to capital, real estate, and technology.

You've already helped Good Tree raise money from investors - why are you crowdfunding?

Growing Talent's mission to help women and minorities succeed in the cannabis industry. Through crowdfunding, we're able to democratize this incredible movement and shift the status quo from the uber-wealthy. The majority of Americans support legalization, but very few people beyond institutional investors and very wealthy individuals have opportunities to participate financially.

We want to create a national brand whose ownership reflects our audience, and we believe there's a seat at the table for anyone who wants it. We want everyone, regardless of their resources or background, to be part of the most important new industry to emerge in our lifetime.

What is a regulation crowdfunding?	Per Investor.gov: "Crowdfunding refers to a financing method in which money is raised through soliciting relatively small individual investments or contributions from a large number of people. If a company would like to offer and sell securities through crowdfunding, they must comply with the federal securities laws. Under the federal securities laws, any offer or sale of a security must either be registered with the SEC or meet an exemption. Regulation Crowdfunding provides an exemption from the registration requirements for securities-based crowdfunding allowing companies to offer and sell up to $1.07 million of their securities without having to register the offering with the SEC. With Regulation Crowdfunding, the general public now has the opportunity to participate in the early capital raising activities of start-up and early-stage businesses. Anyone can invest in a Regulation Crowdfunding offering. Because of the risks involved with this type of investing, however, you are limited in how much you can invest during any 12-month period in these transactions. The limitation on how much you can invest depends on your net worth and annual income."
We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.	The Company is still in the early phase and is beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties and in that event the Purchaser could lose his or her investment.

We may implement new lines of business or offer new products and services within existing lines of business.	As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.
The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.	You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTORS.

GROWING TALENT LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2019

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Growing Talent LLC, a California limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $3,750,000.00.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing

36

of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company) shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of units of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Capital Stock (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Units of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the units of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities of the Company.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the units of Capital Stock (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

> (i) CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

37

(ii)   Each of the CF Shadow Series unit holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series unit holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Capital Stock.

"**Discount Price**" means the product of (i) the price per unit of sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding units of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all units of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(b)(i) or 1(d).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per unit equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or manager; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary approvals for the authorization of units of CF Shadow Series or other Capital Stock issuable pursuant to Section 1.

(e) If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall issue from its authorized but unissued units of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of units of the CF Shadow Series or of Capital Stock, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of units of the CF Shadow Series or Capital Stock issuable upon the conversion of this instrument. All such units shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in

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connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i) Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j) Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any units to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any units to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company's units or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the units or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such units under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governance body to be advisable to reorganize this instrument and any units of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Common Stock has been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

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       IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

GROWING TALENT LLC

By:_____

Name: Rashaan Everett

Title: Manager

Address: 2440 Mariposa Street, San Francisco, California, US

Email: rashaan@growingtalent.org

INVESTOR:

By:

Name:

Exhibit A– CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the *"Crowd SAFE"*) dated $crowd_safe_date$ between Growing Talent LLC, a California limited liability company (the *"Company"*) and $investor_name$ (*"Member"*). In connection with a conversion of Member's investment in the Crowd SAFE into Preferred Securities of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the *"Intermediary"*) as another holder of Preferred Securities of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

   (a) With respect to all Preferred Securities of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the *"Interests"*), Member hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law or Section 302 of the Delaware Limited Liability Company Act, as applicable, to vote the Interests in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this irrevocable proxy (rather than the Member) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Intermediary hereby agrees to vote all Interests consistently with the majority of the Preferred Securities on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Interests.

   (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of the this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as an equity holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   (c) This irrevocable proxy shall expire as to those Interests on the earlier of (i) the date that such Interests are converted into Common Securities of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

2. **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   (a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

   (b) The Member is the record owner of the Interests and the Member has plenary voting and dispositive power with respect to such Interests; the Member owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this irrevocable proxy. The Member has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. Equitable Remedies. The Member acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7. Assignment.
    (a)   In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.
    (b)   The Intermediary may transfer its rights under this instrument after giving prior written notice to the Member.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEROF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	INTERMEDIARY:
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date:	Date:

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